                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2001


                                       OR


[    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].


Commission file number:  0-22684



                      SHOFFNER INDUSTRIES, LLC 401(k) PLAN
                            5631 SOUTH NC HIGHWAY 62
                              BURLINGTON, NC 27215
        (Full title of the plan and the address of the plan, if different from that of issuer named below)


                         UNIVERSAL FOREST PRODUCTS, INC.
                              2801 EAST BELTLINE NE
                           GRAND RAPIDS, MI 49525-9736
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                TABLE OF CONTENTS


                                                                        Page No.
                                                                        --------
   I.  Report of Independent Auditors and
       Independent Auditors' Report.                                      3-4


 II. Financial Statements for the Years Ended December 31, 2001 and December 31, 2000:

       (a)      Statements of Net Assets Available for Benefits.           5

       (b)      Statements of Changes in Net Assets Available
                for Benefits.                                              6

       (c)      Notes to Financial Statements.                            7-11


III.   Supplemental Schedule:

       (a)      Schedule of Assets (Held at End of Year).                  12


 IV.   Exhibits:  None.

                         Report of Independent Auditors

Plan Administrator
Shoffner Industries, LLC 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Shoffner Industries, LLC 401(k) Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young LLP
ERNST & YOUNG LLP
June 12, 2002

INDEPENDENT AUDITORS' REPORT


Advisory Committee
Shoffner Industries, LLC 401(k) Plan
Burlington, North Carolina

We have audited the accompanying statement of net assets available for benefits of Shoffner Industries, LLC 401(k) Plan (the "Plan") as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Shoffner Industries, LLC 401(k) Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

May 11, 2001

                      Shoffner Industries, LLC 401(k) Plan

                Statements of Net Assets Available for Benefits





                                                            DECEMBER 31
                                                     2001                2000
                                                  ------------------------------
ASSETS

Investments, at fair value                         $12,239,275       $11,836,319
Loans receivable                                       512,798           438,749
                                                   -----------------------------
                                                    12,752,073        12,275,068
Contributions receivable:
  Employer                                               7,683             7,095
  Participant                                           18,141            21,182
                                                   -----------------------------
Net Assets available for benefits                  $12,777,897       $12,303,345
                                                   =============================


See accompanying notes to financial statements.

                      Shoffner Industries, LLC 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits





                                                            YEAR ENDED DECEMBER 31
                                                             2001             2000
                                                         ----------------------------
ADDITIONS
Participant contributions                                $  1,404,304    $  1,341,201
Employer contributions                                        538,143         500,703
Interest income                                                43,955          37,839
Dividends income                                               94,252         864,157
Transfers from another qualified plan                         143,575
                                                         ----------------------------
                                                            2,224,229       2,743,900
DEDUCTIONS
Distributions to participants                                 855,771       1,010,930
Administrative expenses                                        37,288           4,414
                                                         ----------------------------
                                                              893,059       1,015,344

Net realized and unrealized depreciation in
 fair value of investments                                   (856,618)     (1,599,021)
                                                         ----------------------------
Net additions                                                 474,552         129,535

Net assets available for benefits at beginning of year     12,303,345      12,173,810
                                                         ----------------------------
Net assets available for benefits at end of year         $ 12,777,897    $ 12,303,345
                                                         ============================

See accompanying notes to financial statements.

                      Shoffner Industries, LLC 401(k) Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Shoffner Industries, LLC 401(k) Plan (the Plan) utilizes the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

INVESTMENTS

Investments are stated at fair value. Fair values of the investments are based on quoted market prices as of the end of the year. Investment income from mutual funds is recognized as earned. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statement of net assets available for benefits.

The change in the difference between fair value and the cost of investments held is combined with realized gains and losses on sales of investments and is reported in the statements of changes in net assets available for benefits as net realized and unrealized appreciation or depreciation in the fair value of investments. Realized gains and losses on sales of investments represent the difference between the proceeds received and the original cost of investments sold.

ADMINISTRATIVE EXPENSES

Administrative expenses are deducted from individual participant account earnings prior to allocation to the participant accounts. Loan fees are paid directly out of participant accounts.

                      Shoffner Industries, LLC 401(k) Plan

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSFERS FROM ANOTHER QUALIFIED PLAN

Certain participants transferred their account balances from the Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan to the Plan. Universal Forest Products Shoffner LLC (the Company) is part of the Universal Forest Products, Inc. controlled group, therefore, the transaction was accounted for as a transfer rather than a contribution.

RECLASSIFICATION

Certain amounts reported in 2000 have been reclassified to conform with the presentation used in 2001.

2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan that provides tax-deferred benefits for all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PARTICIPATION

Eligible participants consist of all employees of the Company who are 20 years or older and have completed 1,000 hours of employment during the 12-month period following date of employment or, where additional periods are necessary, during a plan year beginning January 1.

                      Shoffner Industries, LLC 401(k) Plan

2.  DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Participants may voluntarily contribute up to 15% of compensation to the Plan on a pretax basis, up to limits imposed by the Internal Revenue Service (IRS). Participant contributions vest immediately.

The Company matches 50% of participant contributions up to the first 6% of the participant's compensation. Additional employer contributions are determined solely at the discretion of the Company and are allocated to participants in the same ratio that each participant's compensation for the plan year bears to the total compensation of all participants for the plan year. Forfeited non-vested amounts are used to reduce future contributions of the Company.

Employer contributions are subject to a seven-year vesting schedule as follows:


 YEARS OF SERVICE           VESTING PERCENTAGE
 ----------------           ------------------
   Less than 3                      0%
3 but less than 4                  20%
4 but less than 5                  40%
5 but less than 6                  60%
6 but less than 7                  80%
    7 or more                     100%



PAYMENT OF BENEFITS

The vested portion of terminated and retired participants' accounts are normally distributed immediately following a separation from service. As of December 31, 2000 net assets available for benefits includes liabilities for benefits to be distributed in the succeeding fiscal year to terminated and retired participants of $32,567. No amounts were payable at December 31, 2001.

                      Shoffner Industries, LLC 401(k) Plan

2.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their account an amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are a general investment of the Plan. Loan terms may be as long as 5 years or up to 10 years for the purchase of primary residence, and the loans bear interest at a rate equal to the prime rate (4.75% at December 31, 2001) plus 1% calculated on a quarterly basis. A participant may only have one loan outstanding at any time.

INVESTMENT OPTIONS

Participants may select from various investment options made available by the Plan. On a daily basis, the trustee allocates the net investment income or loss attributable to each investment fund to the individual participant accounts in proportion to the total participant account balances.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become fully vested in their accounts.

                      Shoffner Industries, LLC 401(k) Plan

3.  INVESTMENTS

The Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as follows:


                                        YEAR ENDED DECEMBER 31
                                          2001          2000
                                      ---------------------------
Mutual funds                          $  (899,983)   $(1,583,055)
Common stock                               43,365        (15,966)
                                      ---------------------------
                                      $  (856,618)   $(1,599,021)
                                      ===========================


The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                           2001          2000
                                      --------------------------
Stable Investment Fund                $ 5,154,095    $ 3,396,165
Enhanced Stock Market Fund                802,926        907,250
Evergreen Stock Selector Fund           2,104,612      2,913,492
Invesco Total Return Fund               1,414,369      1,544,280
Janus Advisor Worldwide Fund            1,118,123      1,404,381
Warburg Pincus Emerging Growth Fund                      664,217

4.  INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated October 21, 1994, stating that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the
Code). The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt.

                                                                 EIN: 56-2112240
                                                                        Plan#001


                      Shoffner Industries, LLC 401(k) Plan

         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001




IDENTITY OF ISSUE, BORROWER, LESSOR        DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,
OR SIMILAR PARTY                           RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE                   FAIR VALUE
----------------------------------------------------------------------------------------------------------------------------
Mutual Funds:
  First Union National Bank*               Stable Investment Fund                                                $ 5,154,095
                                           Enhanced Stock Market Fund                                                802,926
                                           Evergreen Short Duration Fund                                             425,847
                                           Credit Suisse Emerging Growth Fund                                        423,666
                                           Evergreen Stock Selector Fund                                           2,104,612
                                           Fidelity Advisor Growth Opportunities Fund                                305,086
                                           Franklin Growth Fund                                                      311,373
                                           Invesco Total Return Fund                                               1,414,369
                                           Janus Advisor Worldwide Fund                                            1,118,123
                                           Franklin Templeton Foreign Fund                                            75,981
Common Stock:
  Universal Forest Products, Inc.*         11,940 shares                                                             103,197
                                                                                                                 -----------
                                                                                                                  12,239,275
Participant Loans Receivable*              $1,000-$50,000 principal amount, interest at rates ranging from
                                           5.75% to 10% due at various dates through December 31, 2006               512,798
                                                                                                                 -----------
                                                                                                                 $12,752,073
                                                                                                                 ===========

*Represents party-in-interest





There were no assets reportable as acquired and disposed of during the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products Shoffner LLC, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        Shoffner Industries, LLC 401(k) Plan



Date:    June 28, 2002                  /s/ Matthew J. Missad
                                        ---------------------------------------
                                        Matthew J. Missad, Secretary
                                        Universal Forest Products Shoffner LLC,
                                        Plan Administrator